Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: August 31, 2015

August 31, 2015

Dear Unitholder,

How is your investment in SBT delivering in today’s volatile markets?

Poorly! And it continues to trade at a significant discount!

Sprott is offering Silver Bullion Trust (SBT) unitholders an immediate exchange premium and the opportunity to own an investment that will not only better reflect the value of your physical silver holdings on an immediate basis — but will also ensure that your investment is managed by a regulated entity with transparent, experienced and professional managers that can deliver value on an ongoing basis.

It is no secret that SBT units are undervalued and persistently trade at a significant discount to the actual price of silver bullion.  SBT management’s inability to overcome this gap costs you value every day and is unacceptable given the uncertainty and volatility in today’s global markets.

Sprott Physical Silver Trust (PSLV) units have consistently reflected the actual price of silver.

Your SBT units have not. Sprott’s offer will provide you with immediate value.

The Sprott Advantage is clear — but you must take action!

It is important you act now.  The Sprott offer for SBT is open for acceptance until 5:00pm on September 18, 2015, unless extended or withdrawn.

SBT unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The offer by Sprott Asset Management LP (“Sprott”) to purchase the units of SBT (the “Sprott offer”) is subject to conditions.  Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015, the notices of change dated August 18, 2015 and August 28, 2015, and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Silver Trust (“PSLV”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (the “Prospectus”). This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.